Exhibit 99.1

ArcelorMittal reports second quarter 2019 and half year 2019 results

Luxembourg, August 1, 2019 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and six-month periods ended June 30, 2019.

Highlights:

•	Health and safety: LTIF rate[2] of 1.26x in 2Q 2019 and 1.19x in 1H 2019
•
Operating loss of $0.2bn in 2Q 2019 including $0.9bn of impairments ($0.3bn related to the remedy asset sales for the ArcelorMittal Italia acquisition and $0.6bn impairment of the fixed assets of ArcelorMittal USA following a sharp decline in steel prices and high raw material costs); 1H 2019 operating income of $0.6bn including $1.1bn of impairments[3]

•	EBITDA of $1.6bn in 2Q 2019; 1H 2019 EBITDA of $3.2bn, -42.6% lower YoY reflecting a negative price-cost effect
•	Net loss of $0.4bn in 2Q 2019 (including $0.9bn of impairments3); 1H 2019 net loss of $33 million (including $1.1bn of impairments3)
•	Steel shipments of 22.8Mt in 2Q 2019, up 4.3% vs. 1Q 2019 and up 4.8% vs. 2Q 2018; 1H 2019 steel shipments of 44.6Mt, up 3.5% YoY largely reflecting the impact of the ArcelorMittal Italia acquisition
•
2Q 2019 iron ore shipments of 15.5Mt (+6.1% YoY), of which 9.9Mt shipped at market prices (-1.0% YoY); 1H 2019 iron ore shipments of 29.3Mt (+3.0% YoY), of which 19.1Mt shipped at market prices (-0.4% YoY)

•
Gross debt of $13.8bn as of June 30, 2019 as compared to $13.4bn as of March 31, 2019. Net debt decreased by $1.0bn during the quarter to $10.2bn as of June 30, 2019, due in part to M&A proceeds and working capital release ($0.4bn) (despite higher raw materials costs and higher steel shipments). Excluding IFRS 16 impact[4], net debt as of June 30, 2019 was $1.5bn lower YoY

Strategic actions:

•
Given weak demand and high import levels in Europe, the Company has taken steps to align its European production levels to the current market demand. As a result of previously announced European production curtailments, approximately 4.2Mt of annualized production curtailment is scheduled for 2H 2019

•	Further temporary cost initiatives undertaken to navigate the current weak market backdrop
•	Excluding IFRS 16 impact, net debt at the end of June 30, 2019 was the lowest level achieved since the ArcelorMittal merger. Deleveraging remains the Group’s priority.
•	Cash needs of the business for 2019 have been reduced by $1.0bn to $5.4bn, due to lower expected capex and tax and others

•	To complement the expected deleveraging through FCF generation, the Company has identified opportunities to unlock up to $2bn of value from its asset portfolio over the next two years

Outlook:

•	The Company now expects global steel demand in 2019 to grow +0.5% to +1.5% (ex-China steel demand growth of +0.5% to +1.0%; US +0% to +1.0%; and Europe to contract by between -2.0% to -1.0%)
•
Against this backdrop and considering scope changes (ArcelorMittal Italia acquisition, remedy asset sales and European production curtailments) steel shipments are still expected to increase YoY, which should provide support for the Group's Action 2020 program

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 19	1Q 19	2Q 18	1H 19	1H 18
Sales	19,279	19,188	19,998	38,467	39,184
Operating (loss)/income	(158)	769	2,361	611	3,930
Net (loss)/income attributable to equity holders of the parent	(447)	414	1,865	(33)	3,057
Basic (loss) / earnings per common share (US$)	(0.44)	0.41	1.84	(0.03)	3.01

Operating (loss) / income/ tonne (US$/t)	(7)	35	109	14	91
EBITDA	1,555	1,652	3,073	3,207	5,585
EBITDA/ tonne (US$/t)	68	76	141	72	130
Steel-only EBITDA/ tonne (US$/t)	43	56	127	50	114

Crude steel production (Mt)	23.8	24.1	23.2	47.8	46.5
Steel shipments (Mt)	22.8	21.8	21.8	44.6	43.1
Own iron ore production (Mt)	14.6	14.1	14.5	28.7	29.1
Iron ore shipped at market price (Mt)	9.9	9.2	10.0	19.1	19.1

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

"After a strong 2018, market conditions in the first half of 2019 have been very tough, with the profitability of our steel segments suffering due to lower steel prices combined with higher raw material costs. This has been only partially offset by improved profitability from our mining segment, but I am pleased that we have generated healthy free cash flow demonstrating the improved robustness of the business thanks to our Action 2020 plan.

Global overcapacity remains a clear challenge. We have reduced capacity in Europe in response to the current weak demand environment, which has also impacted the turnaround of the ex-Ilva facilities in Italy. Further action needs to be taken to address the increasing level of imports entering the continent due to ineffective safeguard measures and we continue to engage with the European Commission to create a level playing field for the sector. A supportive regulatory and funding environment is also crucial to our ambition to significantly reduce our emissions as announced in our recent Climate Action report.

We are taking further actions to adapt and strengthen the Company, ensuring we make continued progress towards our net debt target and increase returns to shareholders. Despite the current challenges, the Company is well positioned to benefit from any improvement in market conditions and the current very low spread environment".

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance (inclusive of ArcelorMittal Italia (previously known as Ilva)), based on own personnel figures and contractors lost time injury frequency (LTIF) rate was 1.26x in second quarter of 2019 ("2Q 2019") as compared to 1.14x in the first quarter of 2019 (“1Q 2019”). Health and safety performance (inclusive of ArcelorMittal Italia) in the first six months of 2019 (“1H 2019”) was 1.19x.

Excluding the impact of ArcelorMittal Italia, the LTIF was 0.68x for 2Q 2019 as compared to 0.66x for 1Q 2019 and 0.71x for the second quarter of 2018 (“2Q 2018”).  Health and safety performance (excluding the impact of ArcelorMittal Italia) improved to 0.66x in 1H 2019 as compared to 0.67x for the first six months of 2018 (“1H 2018”).

The Company’s efforts to improve its Health and Safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	2Q 19	1Q 19	2Q 18	1H 19	1H 18
Mining	0.64	0.38	0.62	0.51	0.53
NAFTA	0.46	0.58	0.64	0.50	0.52
Brazil	0.43	0.48	0.35	0.45	0.36
Europe	1.00	0.85	1.02	0.91	0.92
ACIS	0.58	0.75	0.52	0.66	0.64
Total Steel	0.69	0.71	0.72	0.69	0.69
Total (Steel and Mining)	0.68	0.66	0.71	0.66	0.67
ArcelorMittal Italia	13.73	11.05	-	12.35	-
Total (Steel and Mining) including ArcelorMittal Italia	1.26	1.14	-	1.19	-

Key sustainable development highlights for 2Q 2019:

•
ArcelorMittal published its first Climate Action report with a stated ambition to significantly reduce its carbon footprint by 2050; ArcelorMittal's European business specifically targets to be carbon neutral by 2050.

•	ArcelorMittal has become a member of the Energy Transition Commission.
•
ArcelorMittal hosted a consultation at the ArcelorMittal Orbit in London on the draft ResponsibleSteel™ standard - the steel industry’s first, multi-stakeholder standard for the entire ‘mine-to-metal’ steel value chain.  The standard is due to launch to the market at the end of 2019.

•	ArcelorMittal won Fiat Chrysler Automobiles' best raw material supplier award, recognizing our commitment to deliver value through innovation, quality and competitiveness.
•	ArcelorMittal was named Steel Sustainability Champion by the World Steel Association for the second consecutive year.

Analysis of results for the six months ended June 30, 2019 versus results for the six months ended June 30, 2018

Total steel shipments for 1H 2019 were 44.6 million metric tonnes representing an increase of 3.5% as compared to 1H 2018, primarily due to higher steel shipments in Europe (+10.1%) due to the impact of ArcelorMittal Italia (following its consolidation from November 1, 2018) and in Brazil (+6.6%), offset in part by lower shipments in ACIS (-4.0%) and NAFTA (-5.3%). Excluding the impact of ArcelorMittal Italia and Votorantim, steel shipments in 1H 2019 were 1.9% lower as compared to 1H 2018.

Sales for 1H 2019 decreased by 1.8% to $38.5 billion as compared with $39.2 billion for 1H 2018, primarily due to lower average steel selling prices (-6.1%) offset in part by higher steel shipments (+3.5%).

Depreciation of $1.5 billion for 1H 2019 was higher as compared with $1.4 billion in 1H 2018. Depreciation charges for 2019 include the depreciation of right-of-use assets recognized in property, plant and equipment under IFRS 16 lease accounting, which were previously recorded in cost of sales and selling, general and administrative expenses. FY 2019 depreciation is expected to be approximately $3.1 billion (based on current exchange rates).

Impairment charges for 1H 2019 were $1.1 billion related to the remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and impairment of the fixed assets of ArcelorMittal USA ($0.6 billion) following a sharp decline in steel prices and high raw material costs. Impairment charges for 1H 2018 were $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition5.

Exceptional items for 1H 2019 were nil. Exceptional charges for 1H 2018 were $146 million related to a provision taken in respect of a case that has been settled6.

Operating income for 1H 2019 was lower at $0.6 billion as compared to $3.9 billion in 1H 2018 primarily driven by impairments as discussed above, as well as weaker operating conditions (negative price-cost effect in steel segments) reflecting both the impact of the decline in steel prices since 4Q 2018 and higher raw material costs offset in part by improved mining segment performance.

Income from associates, joint ventures and other investments for 1H 2019 was higher at $302 million as compared to $242 million for 1H 2018. Performance of Calvert and Chinese investee weakened in 1H 2019 as compared to 1H 2018, whilst 1H 2018 was negatively impacted by $132 million impairment of ArcelorMittal’s investment in Macsteel (South Africa) following the announced sale of its 50% stake in May 2018. Income from investments in associates, joint ventures and other investments in 1H 2019 and 1H 2018 include the annual dividend income from Erdemir of $93 million and $87 million, respectively.

Net interest expense in 1H 2019 was slightly lower at $315 million as compared to $323 million in 1H 2018. The Company expects full year 2019 net interest expense to be approximately $650 million.

Foreign exchange and other net financing losses were $404 million for 1H 2019 as compared to $564 million for 1H 2018. Foreign exchange losses for 1H 2019 were $14 million as compared to foreign exchange losses of $237 million in 1H 2018.

ArcelorMittal recorded an income tax expense of $149 million for 1H 2019 as compared to $184 million for 1H 2018. The deferred tax benefit of $340 million in 1H 2018 is the result of recording a deferred tax asset primarily due to the expectation of higher future profits mainly in Luxembourg, following the share capital conversion.

ArcelorMittal’s net loss for 1H 2019 was $33 million, or $0.03 basic loss per common share, as compared to a net income in 1H 2018 of $3.1 billion, or $3.01 basic earnings per common share.

Analysis of results for 2Q 2019 versus 1Q 2019 and 2Q 2018

Total steel shipments in 2Q 2019 were 4.3% higher at 22.8Mt as compared with 21.8Mt for 1Q 2019 primarily due to higher steel shipments in ACIS (+19.5%) due to normalization of production in Temirtau (Kazakhstan), seasonally higher shipments in Europe (+2.2%), higher shipments in NAFTA (+2.2%), primarily due to ramp up of the blast furnace in Mexico, offset by lower shipments in Brazil (-3.3%) due to weaker export conditions.

Total steel shipments in 2Q 2019 were 4.8% higher as compared with 21.8Mt for 2Q 2018 primarily due to higher steel shipments in Europe (+12.3%) due to the acquisition of ArcelorMittal Italia, ACIS (+4.1%) due to operational issues in Ukraine last year offset by lower steel shipments in NAFTA (-6.3%) and in Brazil (-1.6%). Excluding the impact of the ArcelorMittal Italia acquisition, steel shipments were -0.7% lower as compared to 2Q 2018.

Sales in 2Q 2019 were 0.5% higher at $19.3 billion as compared to $19.2 billion for 1Q 2019 primarily due to higher steel shipments (+4.3%) offset in part by lower average steel selling prices (-3.9%). Sales in 2Q 2019 were 3.6% lower as compared to $20 billion for 2Q 2018 primarily due to lower average steel selling prices (-8.8%), partially offset by higher steel shipments (+4.8%).

Depreciation for 2Q 2019 was higher at $766 million as compared to $733 million for 1Q 2019. 2Q 2019 depreciation expense was higher than $712 million in 2Q 2018 primarily due to the impact of IFRS 16.

Impairment charges for 2Q 2019 were $947 million related to the remedy asset sales for the ArcelorMittal Italia acquisition ($347 million) and impairment of the fixed assets of ArcelorMittal USA ($600 million) following a sharp decline in steel prices and high raw material costs. Impairment charges for 1Q 2019 of $150 million related to the remedy asset sales for the ArcelorMittal Italia acquisition. Impairment charges for 2Q 2018 were nil.

Operating loss for 2Q 2019 was $0.2 billion as compared to an operating income of $0.8 billion in 1Q 2019 and an operating income of $2.4 billion in 2Q 2018 primarily driven by impairments as discussed above, as well as weaker operating conditions (negative price-cost effect in the steel segments) reflecting both the impact of the decline in steel prices since 1Q 2019 and higher raw material prices, offset in part by the impact of higher seaborne iron ore reference prices.

Income from associates, joint ventures and other investments for 2Q 2019 was $94 million as compared to $208 million for 1Q 2019 and $30 million for 2Q 2018. 2Q 2019 was impacted by weaker Chinese and Calvert investee performances. 1Q 2019 was positively impacted by the annual dividend declared by Erdemir ($93 million). 2Q 2018 was impacted by $132 million impairment of ArcelorMittal’s investment in Macsteel (South Africa) following the announced sale of its 50% stake in May 2018.

Net interest expense in 2Q 2019 was $154 million as compared to $161 million in 1Q 2019 and lower than $159 million in 2Q 2018.

Foreign exchange and other net financing losses in 2Q 2019 were $173 million as compared to $231 million for 1Q 2019 and $390 million in 2Q 2018. Foreign exchange gain for 2Q 2019 was $34 million as compared to foreign exchange losses of $48 million and $309 million, in 1Q 2019 and 2Q 2018, respectively. 2Q 2019 includes non-cash mark-to-market losses of $55 million related to the mandatory convertible bonds call option as compared to losses of $6 million in 1Q 2019 and gains of $91 million in 2Q 2018.

ArcelorMittal recorded an income tax expense of $14 million in 2Q 2019 as compared to an income tax expense of $135 million for 1Q 2019 and an income tax benefit of $19 million for 2Q 2018.

Income attributable to non-controlling interests was $42 million for 2Q 2019 as compared to $36 million for 1Q 2019 and losses attributable to non-controlling interests of $4 million in 2Q 2018.

ArcelorMittal recorded a net loss for 2Q 2019 of $0.4 billion, or $0.44 basic loss per common share, as compared to net income for 1Q 2019 of $0.4 billion, or $0.41 basic earnings per common share, and a net income for 2Q 2018 of $1.9 billion, or $1.84 basic earnings per common share.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	2Q 19	1Q 19	2Q 18	1H 19	1H 18
Sales	5,055	5,085	5,356	10,140	10,108
Operating (loss) / income	(539)	216	660	(323)	968
Depreciation	(137)	(134)	(131)	(271)	(263)
Impairments	(600)	—	—	(600)	—
EBITDA	198	350	791	548	1,231
Crude steel production (kt)	5,590	5,388	5,946	10,978	11,810
Steel shipments (kt)	5,438	5,319	5,803	10,757	11,362
Average steel selling price (US$/t)	836	874	853	855	817

NAFTA segment crude steel production increased by 3.7% to 5.6Mt in 2Q 2019 as compared to 5.4Mt in 1Q 2019. This increase was primarily due to ramp up of the blast furnace in Mexico (which had suffered delays following scheduled maintenance in 3Q 2018).

Steel shipments in 2Q 2019 increased by 2.2% to 5.4Mt as compared to 5.3Mt in 1Q 2019 primarily due to a 21.1% improvement in the long product shipments (mainly in Mexico as discussed above).

Sales in 2Q 2019 were stable at $5.1 billion as compared to 1Q 2019, primarily due to higher steel shipments (+2.2%) offset by a 4.3% decline in average steel selling prices (with both flat and long products down 3.6% and 5.7%, respectively). US prices have deteriorated through 2Q 2019 reflecting weaker demand exacerbated by prolonged customer destocking and increased domestic supply with prices well below import parity.

Impairment charges for 2Q 2019 were $600 million related to impairment of the fixed assets of ArcelorMittal USA following a sharp decline in steel prices and high raw material costs. As a result, there was an operating loss in 2Q 2019 of $539 million as compared to operating income of $216 million in 1Q 2019 and $660 million in 2Q 2018.

EBITDA in 2Q 2019 decreased by 43.4% to $198 million as compared to $350 million in 1Q 2019 primarily due to negative price-cost effect offset in part by higher steel shipment volumes. EBITDA in 2Q 2019 decreased by 75.0% as compared to $791 million in 2Q 2018 primarily due to a negative price-cost effect and lower steel shipments (-6.3%).

Brazil

(USDm) unless otherwise shown	2Q 19	1Q 19	2Q 18	1H 19	1H 18
Sales	2,126	2,156	2,191	4,282	4,179
Operating income	234	239	369	473	584
Depreciation	(79)	(70)	(74)	(149)	(143)
Impairment	—	—	—	—	(86)
EBITDA	313	309	443	622	813
Crude steel production (kt)	2,830	3,013	3,114	5,843	5,915
Steel shipments (kt)	2,785	2,880	2,831	5,665	5,314
Average steel selling price (US$/t)	705	704	728	705	739

Brazil segment crude steel production decreased by 6.1% to 2.8Mt in 2Q 2019 as compared to 3.0Mt for 1Q 2019, due in part to the decision to stop ArcelorMittal Tubarão's blast furnace #2 in June, two months earlier than its initial maintenance schedule due to deteriorating export market conditions, as well as lower production in the long business.

Steel shipments in 2Q 2019 decreased by 3.3% to 2.8Mt as compared to 2.9Mt in 1Q 2019, due to a decrease in flat products (-8.0%) primarily due to lower exports.

Sales in 2Q 2019 decreased by 1.4% to $2.1 billion as compared to $2.2 billion in 1Q 2019, primarily due to lower steel shipments as discussed above. Average steel selling prices remained stable as increases in local currency sales prices were offset by currency depreciation.

Operating income in 2Q 2019 marginally declined to $234 million as compared to $239 million in 1Q 2019 and was lower than $369 million in 2Q 2018.

EBITDA in 2Q 2019 increased by 1.2% to $313 million as compared to $309 million in 1Q 2019. EBITDA in 2Q 2019 was 29.3% lower as compared to $443 million in 2Q 2018 primarily due to negative price-cost effect and foreign exchange translation impact.

Europe

(USDm) unless otherwise shown	2Q 19	1Q 19	2Q 18	1H 19	1H 18
Sales	10,396	10,494	10,527	20,890	21,168
Operating (loss) / income	(301)	11	853	(290)	1,433
Depreciation	(313)	(309)	(292)	(622)	(610)
Impairment	(347)	(150)	—	(497)	—
Exceptional charges	—	—	—	—	(146)
EBITDA	359	470	1,145	829	2,189
Crude steel production (kt)	12,079	12,372	11,026	24,451	22,272
Steel shipments (kt)	11,811	11,553	10,516	23,364	21,213
Average steel selling price (US$/t)	704	729	800	716	800

Europe segment crude steel production decreased by 2.4% to 12.1Mt in 2Q 2019 as compared to 12.4Mt in 1Q 2019, primarily due to weaker than expected market conditions.

Steel shipments in 2Q 2019 seasonally increased by 2.2% to 11.8Mt as compared to 11.6Mt in 1Q 2019, whilst they were 12.3% higher than 2Q 2018 (due to the scope impact from the ArcelorMittal Italia acquisition which was consolidated from November 1, 2018), the impact of floods in Asturias, Spain and the impact of rail strikes in France in 2Q 2018.

Sales in 2Q 2019 were $10.4 billion, -0.9% lower as compared to $10.5 billion in 1Q 2019, with lower average steel selling prices -3.5% (with both flat and long products declining 3.5% and 3.7%, respectively) offset in part by higher steel shipments, as discussed above.

Impairment charges for 2Q 2019 and 1Q 2019 were $347 million and $150 million, respectively, related to remedy asset sales related to ArcelorMittal Italia. Impairment charges for 2Q 2018 were nil.

Operating loss in 2Q 2019 was $301 million as compared to operating income of $11 million in 1Q 2019 and $853 million in 2Q 2018. Operating results were impacted by impairment charges as discussed above.

Despite seasonally higher steel shipments, EBITDA in 2Q 2019 decreased by -23.7% to $359 million as compared to $470 million in 1Q 2019 primarily due to a negative price-cost effect. EBITDA in 2Q 2019 decreased by -68.7% as compared to $1,145 million in 2Q 2018, primarily due to negative price-cost effect, foreign exchange impact, and continued losses of ArcelorMittal Italia. Assuming existing market conditions and no ongoing license to operate issues, an accelerated action plan has been implemented to significantly reduce ArcelorMittal Italia losses by 4Q 2019.

ACIS

(USDm) unless otherwise shown	2Q 19	1Q 19	2Q 18	1H 19	1H 18
Sales	1,906	1,645	2,129	3,551	4,209
Operating income	114	64	312	178	602
Depreciation	(85)	(81)	(85)	(166)	(158)
EBITDA	199	145	397	344	760
Crude steel production (kt)	3,252	3,323	3,087	6,575	6,487
Steel shipments (kt)	3,182	2,662	3,057	5,844	6,086
Average steel selling price (US$/t)	536	541	621	538	616

ACIS segment crude steel production in 2Q 2019 was broadly stable at 3.3Mt as compared to 1Q 2019 primarily due to normalization of production in Temirtau (Kazakhstan) following an explosion at a gas pipeline in 4Q 2018 offset by lower production in Ukraine due to planned blast furnace repair and in South Africa following a scheduled maintenance.

Steel shipments in 2Q 2019 increased by 19.5% to 3.2Mt as compared to 2.7Mt as at 1Q 2019, primarily due to the improved shipments in all three regions particularly in Kazakhstan.

Sales in 2Q 2019 increased by 15.8% to $1.9 billion as compared to $1.6 billion in 1Q 2019 primarily due to higher steel shipments.

Operating income in 2Q 2019 was higher at $114 million as compared to $64 million in 1Q 2019 and lower as compared to $312 million in 2Q 2018.

EBITDA in 2Q 2019 increased by 37.5% to $199 million as compared to $145 million in 1Q 2019 primarily due to higher steel shipment volumes. EBITDA in 2Q 2019 was 49.7% lower as compared to $397 million in 2Q 2018, primarily due to negative price-cost effect partially offset by higher shipments.

Mining

(USDm) unless otherwise shown	2Q 19	1Q 19	2Q 18	1H 19	1H 18
Sales	1,423	1,127	1,065	2,550	2,089
Operating income	457	313	198	770	440
Depreciation	(113)	(107)	(107)	(220)	(214)
EBITDA	570	420	305	990	654

Own iron ore production (Mt)	14.6	14.1	14.5	28.7	29.1
Iron ore shipped externally and internally at market price (a) (Mt)	9.9	9.2	10.0	19.1	19.1
Iron ore shipment - cost plus basis (Mt)	5.6	4.6	4.6	10.2	9.3
Own coal production (Mt)	1.5	1.2	1.6	2.7	3.1
Coal shipped externally and internally at market price (a) (Mt)	0.7	0.7	0.7	1.4	1.1
Coal shipment - cost plus basis (Mt)	0.7	0.7	0.9	1.4	1.8
(a) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines

Own iron ore production in 2Q 2019 increased by 4.0% to 14.6Mt as compared to 14.1Mt in 1Q 2019, primarily due to seasonally higher production in ArcelorMittal Mines Canada7 (AMMC). Own iron ore production in 2Q 2019 increased by 1.2% as compared to 2Q 2018 primarily due to higher AMMC and Ukraine production offset in part by lower production in Liberia and Kazakhstan and the Volcan mine in Mexico which reached end of life in May 2019.

Market-priced iron ore shipments in 2Q 2019 increased by 7.7% to 9.9Mt as compared to 9.2Mt in 1Q 2019, primarily driven by seasonally higher market-priced iron ore shipments in AMMC offset in part by lower shipments in Liberia and at the Volcan mine in Mexico (as discussed above). Market-priced iron ore shipments in 2Q 2019 were largely stable as compared to 2Q 2018 driven by higher shipments in AMMC and Serra Azul offset by lower shipments in Ukraine. Market-priced iron ore shipments for FY 2019 are expected to be stable as compared to FY 2018 with increases in Liberia and AMMC to be offset by lower volume at the Volcan mine.

Own coal production in 2Q 2019 increased by 18.1% to 1.5Mt as compared to 1.2Mt in 1Q 2019 primarily due to higher production at Princeton (US) and Temirtau (Kazakhstan). Own coal production in 2Q 2019 decreased by 9.0% as compared to 1.6Mt in 2Q 2018 due to lower production at Temirtau (Kazakhstan).

Market-priced coal shipments in 2Q 2019 were stable at 0.7Mt as compared to 1Q 2019 and 2Q 2018.

Operating income in 2Q 2019 increased by 46.2% to $457 million as compared to $313 million in 1Q 2019 and $198 million in 2Q 2018.

EBITDA in 2Q 2019 increased by 35.8% to $570 million as compared to $420 million in 1Q 2019, primarily due to the impact of higher seaborne iron ore reference prices (+22.5%) and higher market-priced iron ore shipments (+7.7%). EBITDA in 2Q 2019 was 86.7% higher as compared to $305 million in 2Q 2018, primarily due to higher seaborne iron ore reference prices (+53.0%).

Liquidity and Capital Resources

For 2Q 2019 net cash provided by operating activities was $1,786 million as compared to $971 million in 1Q 2019 and $1,232 million in 2Q 2018. The cash provided by operating activities during 2Q 2019 reflects in part a working capital release of $353 million as compared to a working capital investment of $553 million in 1Q 2019 and a working capital investment of $1,232 million in 2Q 2018.

Due to a smaller than anticipated release in 4Q 2018, the Group invested more in working capital than expected in 2018 ($4.4 billion versus guidance of $3.0-3.5 billion). The Group expects this additional investment of approximately $1 billion to be released in full over the course of 2019. The 1H 2019 working capital investment of $0.2 billion was significantly less pronounced than in previous years despite seasonally higher shipments and higher raw material prices reflecting the Company’s focus on the structural release of the excess working capital. Given the 1H 2019 working capital investment of $0.2 billion this implies a release of $1.2 billion in 2H 2019.

Net cash used in investing activities during 2Q 2019 was $564 million as compared to $693 million during 1Q 2019 and $556 million in 2Q 2018. Capex decreased to $869 million in 2Q 2019 as compared to $947 million in 1Q 2019 and increased as compared to $616 million in 2Q 2018. Whilst no significant delays to growth investments are expected, the Company has reduced overall expected capex across all segments in FY 2019 by $0.5 billion and now expects FY 2019 capex to be $3.8 billion versus previous guidance of $4.3 billion.

Net cash provided by other investing activities in 2Q 2019 of $305 million primarily includes net proceeds from remedy asset sales for the ArcelorMittal Italia acquisition of $0.5 billion, offset by $0.1 billion partial reversal of the Indian rupee rolling hedge (see below) and by the quarterly lease payment for the ArcelorMittal Italia acquisition ($51 million). Net cash provided by other investing activities in 1Q 2019 of $254 million primarily includes $0.3 billion due to the rollover of the Indian rupee hedge at market price which protects the dollar funds needed for the Essar transaction as per the resolution plan approved by the Committee of Creditors and the National Company Law Tribunal in Ahmedabad, offset in part by the quarterly lease payment for the ArcelorMittal Italia acquisition ($51 million).

Net cash provided by financing activities in 2Q 2019 was $180 million as compared to net cash used in financing activities of $344 million in 1Q 2019 and net cash provided by financing activities in 2Q 2018 of $352 million.

In 2Q 2019, net cash provided by financing activities included a net inflow of $0.5 billion for new bank financing. In 1Q 2019, net outflow of debt repayments and issuances of $136 million includes $1 billion repayment of amounts borrowed in connection with the purchase of the Uttam Galva and KSS Petron debts, $0.9 billion repayment of the €750 million 5-year, 3% bond at maturity; and offset in part by $1.6 billion cash received from the issuance of two new bonds (€750 million 2.25% notes due 2024 and $750 million 4.55% notes due 2026) and $0.2 billion commercial paper issuance. Net cash provided by financing activities in 2Q 2018 of $352 million primarily includes proceeds from a $1 billion short-term loan facility entered into on May 14, 2018 offset by repayment of a €400 million ($491 million) bond at maturity on April 9, 2018.

During 2Q 2019, the Company paid dividends of $204 million mainly to ArcelorMittal shareholders. During 1Q 2019, the Company paid dividends of $46 million to minority shareholders in AMMC (Canada). During 2Q 2018, the Company paid dividends of $101 million to ArcelorMittal shareholders. During 1Q 2019, the Company completed its share buyback programme having repurchased 4 million shares for a total value of $90 million (€80 million) at an approximate average price per share of $22.42 (€19.89 per share).

Outflows from lease principal payments and other financing activities (net) were $84 million in 2Q 2019 as compared $72 million in 1Q 2019 and $21 million in 2Q 2018. The increase is as a result of the first-time application of IFRS 16 effective from January 1, 2019, as the repayments of the principal portion of the operating leases are presented under financing activities (previously reported under operating activities).

As of June 30, 2019, the Company’s cash and cash equivalents amounted to $3.7 billion as compared to $2.2 billion at March 31, 2019 and $2.4 billion at December 31, 2018.

Gross debt increased to $13.8 billion as of June 30, 2019, as compared to $13.4 billion at March 31, 2019 and $12.6 billion in December 31, 2018. As of June 30, 2019, net debt decreased by $1.0 billion to $10.2 billion as compared to $11.2 billion as of March 31, 2019. Net debt as of December 31, 2018, was $10.2 billion.

As of June 30, 2019, the Company had liquidity of $9.2 billion, consisting of cash and cash equivalents of $3.7 billion and $5.5 billion of available credit lines8. The $5.5 billion credit facility contains a financial covenant not to exceed 4.25x Net debt / LTM EBITDA (as defined in the facility). As of June 30, 2019, the average debt maturity was 4.7 years.

Key recent developments

•
On May 6, 2019, ArcelorMittal announced its intention to temporarily reduce annualized European primary steelmaking production by 3Mt in the 2H 2019. These measures included temporarily idling production at its steelmaking facilities in Kraków, Poland and reduce production in Asturias, Spain as well as the slow down at ArcelorMittal Italia following a decision to optimise cost and quality over volume in this environment. Furthermore, on May 29, 2019, the Company announced additional steps to adjust its European production levels to the current market demand by a further 1.2Mt to take total annualized productions cuts to 4.2Mt in 2H 2019. These include:

1.	Reduce primary steelmaking production at its facilities in Dunkirk, France and Eisenhüttenstadt, Germany;

2.	Reduce primary steelmaking production at its facility in Bremen, Germany in the fourth quarter of this year, where a planned blast furnace stoppage for repair works will be extended;

3.	Extend the stoppage planned in the fourth quarter of this year to repair a blast furnace at its plant in Asturias, Spain.

ArcelorMittal stated that these actions were taken in light of difficult operating conditions in Europe with a combination of weakening demand, rising imports, high energy costs and rising carbon costs.

•
On May 29, 2019, ArcelorMittal published its first Climate Action report in which it announced its ambition to significantly reduce CO2 emissions globally and be carbon neutral in Europe by 2050. To achieve this goal the Company is building a strategic roadmap linked to the evolution of public policy and developments in low-emissions steelmaking technologies. A target to 2030 will be launched in 2020, replacing the Company’s current target of an 8% carbon footprint reduction by 2020, against a 2007 baseline. The report explains in greater detail the future challenges and opportunities for the steel industry, the plausible technology pathways the Company is exploring as well as its views on the policy environment required for the steel industry to succeed in meeting the targets of the Paris Agreement.

•
In June 2017, ArcelorMittal signed an agreement for the lease (for a period up to August 2023) and subsequent acquisition of Ilva’s business assets, providing for total maximum payments of EUR 1.8 billion. The lease period started on November 1, 2018. According to the legal framework in force at the time of signing and closing of the lease agreement, Ilva’s insolvency trustees, as well as the lessee and purchaser of Ilva’s assets, were granted protection from criminal liability related to environmental, health and safety, and workplace security issues at Ilva’s Taranto plant, pending the timely implementation of the EUR 1.15 billion environmental investment program approved by the Italian Government in September 2017. In September 2017 and then August 2018 the Italian State Solicitor-General issued an opinion confirming that the term of the protection coincided with the term of the Company’s environmental plan, namely to August 23, 2023. On June 28, 2019, however, the Italian Parliament ratified a law decree enacted by the Government, which has removed the protection for criminal liability related to public health and safety, and workplace security matters and, as from September 7, 2019, will also remove such protection as it relates to environmental matters. ArcelorMittal considers that the removal of this protection could impair any operator’s ability to operate the Taranto plant while implementing the environmental plan. ArcelorMittal remains in discussions with the Italian authorities on this matter, in view of reaching before September 7, 2019 an appropriate solution compatible with the continued operation of the Taranto plant. No assurance can be given at this stage as to the outcome of such discussions.

In addition, on July 9, 2019 the public prosecutor of Taranto ordered the shutdown of blast furnace No. 2 of the Taranto plant. The order was in the context of a procedure dating from a fatality in 2015, as a result of which the blast furnace was put under seizure and improvements were required to be undertaken by the Special Commissioners as a condition to the continued operation of the blast furnace. The timeline of the shutdown of blast furnace No. 2 remains to be determined and will be set forth in a plan the judicial custodian appointed by the public prosecutor of Taranto is currently preparing and whose implementation would take 60 days. ArcelorMittal Italia is assessing technical aspects and is working with the relevant authorities towards an acceptable solution so that the blast furnace (which has an annual production target of 1.5 million tonnes) may remain operational.

•
On July 1, 2019, ArcelorMittal announced the completion of the sale to Liberty House Group (‘Liberty’) of several steelmaking assets that form the divestment package the Company agreed with the European Commission (‘EC’) during its merger control investigation into the Company’s acquisition of Ilva S.p.A. The assets included in the divestment package are: ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia), ArcelorMittal Piombino (Italy), ArcelorMittal Dudelange (Luxembourg) and several finishing lines at ArcelorMittal Liège (Belgium). The total net consideration (consisting of amounts payable upon closing and subsequently in part contingent upon certain criteria, net of EUR 110 million placed in escrow) for the assets payable to ArcelorMittal is €740 million subject to customary closing adjustments. Of this total amount, €610 million was received on June 28, 2019. The Company has deposited €110 million in escrow to be used by Liberty for certain capital expenditure projects to satisfy commitments given in the EC approval process.

•
On July 4, 2019, ArcelorMittal announced the completion of an issuance of €250 million of its 2.250% notes due January 17, 2024 (the “Notes”), which will be consolidated and form a single series with the existing €750 million 2.250 per cent. notes due January 17, 2024, originally issued on January 17, 2019. At the time of pricing the “tap” issuance, the yield to maturity (representing the actual annual cost of the issuance for ArcelorMittal) was 0.984%. The issuance closed on July 4, 2019. The Notes were issued under ArcelorMittal’s €10 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance will be used for general corporate purposes.

•
On July 4, 2019, the National Company Law Appellate Tribunal (“NCLAT”) of India disposed of the various appeals pending before it while approving the Company’s resolution plan for the acquisition of Essar Steel India Limited (“ESIL”). Several appeals have been filed before India’s Supreme Court challenging the NCLAT’s order and on July 22, 2019, India’s Supreme Court further stayed the implementation of the NCLAT’s order pending a hearing of the appeals on August 7, 2019. The transaction closing is now expected 3Q 2019.

•
On July 11, 2019, ArcelorMittal completed the pricing of its offering of US$750 million aggregate principal amount of its 3.600% notes due 2024 (the “Series 2024 Notes”) and US$500 million aggregate principal amount of its 4.250% notes due 2029 (the “Series 2029 Notes”). The proceeds to ArcelorMittal (before expenses), amounting to approximately $1.2 billion, will be used for general corporate purposes including future repayment of existing indebtedness and to partially pre-fund commitments under the Essar acquisition financing facility. The issuance closed on July 16, 2019.

•
On July 30, 2019, ArcelorMittal announced that it has given notice that it will redeem all of the outstanding 5.125% Notes due June 1, 2020 and 5.250% Notes due August 5, 2020 on August 30, 2019. Following prior tender offers, there is currently the following outstanding principal amount of 5.125% Notes and 5.250% Notes, respectively: US$324,229,000 (original issuance of US$500,000,000) and US$625,630,000 (original issuance of US$1,000,000,000).

Outlook and guidance

Based on year-to-date growth and the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to grow further in 2019 by between +0.5% to +1.5% (slightly revised down from previous expectation of +1.0% to +1.5% growth). By region:

ASC in US is expected to grow marginally by between +0.0% to +1.0% in 2019, with healthy non-residential construction demand offset by ongoing weakness in automotive demand and a slowdown in machinery demand (a moderation of growth versus +0.5% to +1.5% previous estimate). In Europe, ASC is expected to contract by between -2.0% to -1.0% with ongoing automotive demand weakness primarily due to lower exports (versus -1.0% to 0.0% previous estimate).  In Brazil, ASC growth in 2019 is forecasted in the range of +1.5% to +2.5% (a moderation of growth versus +3.0% to 4.0% previous estimate) as domestic GDP has slowed, as well as impacts of Argentinian recession and delayed growth in infrastructure spend until pension reform is passed. In the CIS, expected ASC growth is unchanged at +1.0% to +2.0% in 2019. Overall, World ex-China ASC is expected to grow by approximately +0.5% to +1.0% in 2019 (a moderation versus previous estimate of +1.0% to +2.0%).
In China, ASC growth forecast has increased to between +0.5% to +1.5% in 2019 (versus previous estimate of +0.0% to +1.0%) as real estate demand remains resilient.

The Group's steel shipments are expected to increase in 2019 versus 2018 due to these demand expectations, the positive scope effect of the ArcelorMittal Italia and Votorantim acquisition (net of the remedy assets sales for the ArcelorMittal Italia acquisition now complete), the expectation that 2018 operational disruptions (both controllable and uncontrollable) will not recur, offset in part by European production curtailments.

Market-priced iron ore shipments for FY 2019 are expected to be broadly stable as compared to FY 2018 with increases in Liberia and AMMC to be offset by lower volume in Mexico (in part due to the end of life of the Volcan mine).

The Company expects certain cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs but excluding working capital movements) to be approximately $5.4 billion in 2019 versus $6.4 billion previous guidance. Whilst no significant delays to growth investments are expected, the Company has reduced overall expected capex across all segments in FY 2019 by $0.5 billion and now expects FY 2019 capex to be $3.8 billion (versus previous guidance of $4.3 billion). Interest expense in 2019 is expected to be $0.65 billion (no change) while cash taxes, pensions and other cash costs are now expected to be $1.0 billion (versus previous guidance of $1.5 billion).

As announced with the full year 2018 results in February 2019, the $1 billion excess working capital accumulated in 2018 is expected to be released in full over the course of 2019. Given the 1H 2019 working capital investment of $0.2 billion this implies a release of $1.2 billion in 2H 2019.

The Company will continue to prioritize deleveraging and believes that $7 billion (including impact of IFRS 16) is an appropriate net debt target that will sustain investment grade metrics even at the low point of the cycle.

ArcelorMittal intends to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target, the Company is committed to returning a portion of annual FCF to shareholders.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018
ASSETS
Cash and cash equivalents	3,656	2,246	2,354
Trade accounts receivable and other	5,048	5,131	4,432
Inventories	20,550	20,583	20,744
Prepaid expenses and other current assets	3,123	3,000	2,834
Assets held for sale[9]	122	1,950	2,111
Total Current Assets	32,499	32,910	32,475

Goodwill and intangible assets	5,480	5,549	5,728
Property, plant and equipment	36,725	36,647	35,638
Investments in associates and joint ventures	5,026	5,000	4,906
Deferred tax assets	8,412	8,318	8,287
Other assets	4,224	4,236	4,215
Total Assets	92,366	92,660	91,249

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,107	2,739	3,167
Trade accounts payable and other	14,418	14,232	13,981
Accrued expenses and other current liabilities	5,549	5,699	5,486
Liabilities held for sale[9]	35	828	821
Total Current Liabilities	23,109	23,498	23,455

Long-term debt, net of current portion	10,723	10,591	9,316
Deferred tax liabilities	2,284	2,337	2,374
Other long-term liabilities	12,139	11,945	11,996
Total Liabilities	48,255	48,371	47,141

Equity attributable to the equity holders of the parent	42,033	42,286	42,086
Non-controlling interests	2,078	2,003	2,022
Total Equity	44,111	44,289	44,108
Total Liabilities and Shareholders’ Equity	92,366	92,660	91,249

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Sales	19,279	19,188	19,998	38,467	39,184
Depreciation (B)	(766)	(733)	(712)	(1,499)	(1,423)
Impairments (B)	(947)	(150)	—	(1,097)	(86)
Exceptional items[6] (B)	—	—	—	—	(146)
Operating (loss) / income (A)	(158)	769	2,361	611	3,930
Operating margin %	(0.8)%	4.0%	11.8%	1.6%	10.0%

Income from associates, joint ventures and other investments	94	208	30	302	242
Net interest expense	(154)	(161)	(159)	(315)	(323)
Foreign exchange and other net financing loss	(173)	(231)	(390)	(404)	(564)
(Loss) / income before taxes and non-controlling interests	(391)	585	1,842	194	3,285
Current tax expense	(225)	(180)	(240)	(405)	(524)
Deferred tax benefit	211	45	259	256	340
Income tax (expense) / benefit	(14)	(135)	19	(149)	(184)
(Loss) / income including non-controlling interests	(405)	450	1,861	45	3,101
Non-controlling interests (income) / loss	(42)	(36)	4	(78)	(44)
Net (loss) / income attributable to equity holders of the parent	(447)	414	1,865	(33)	3,057

Basic (loss) / earnings per common share ($)	(0.44)	0.41	1.84	(0.03)	3.01
Diluted (loss) / earnings per common share ($)	(0.44)	0.41	1.83	(0.03)	2.99

Weighted average common shares outstanding (in millions)	1,014	1,014	1,013	1,013	1,016
Diluted weighted average common shares outstanding (in millions)	1,014	1,017	1,018	1,013	1,021

OTHER INFORMATION
EBITDA (C = A-B)	1,555	1,652	3,073	3,207	5,585
EBITDA Margin %	8.1%	8.6%	15.4%	8.3%	14.3%

Own iron ore production (Mt)	14.6	14.1	14.5	28.7	29.1
Crude steel production (Mt)	23.8	24.1	23.2	47.8	46.5
Steel shipments (Mt)	22.8	21.8	21.8	44.6	43.1

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Six months ended
In millions of U.S. dollars	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Operating activities:
(Loss)/income attributable to equity holders of the parent	(447)	414	1,865	(33)	3,057
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income/ (loss)	42	36	(4)	78	44
Depreciation and impairments	1,713	883	712	2,596	1,509
Exceptional items[6]	—	—	—	—	146
Income from associates, joint ventures and other investments	(94)	(208)	(30)	(302)	(242)
Deferred tax benefit	(211)	(45)	(259)	(256)	(340)
Change in working capital	353	(553)	(1,232)	(200)	(3,101)
Other operating activities (net)	430	444	180	874	319
Net cash provided by operating activities (A)	1,786	971	1,232	2,757	1,392
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(869)	(947)	(616)	(1,816)	(1,368)
Other investing activities (net)	305	254	60	559	136
Net cash used in investing activities	(564)	(693)	(556)	(1,257)	(1,232)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	468	(136)	474	332	737
Dividends paid	(204)	(46)	(101)	(250)	(151)
Share buyback	—	(90)	—	(90)	(226)
Lease payments and other financing activities (net)	(84)	(72)	(21)	(156)	(41)
Net cash provided by / (used in) financing activities	180	(344)	352	(164)	319
Net increase / (decrease) in cash and cash equivalents	1,402	(66)	1,028	1,336	479
Cash and cash equivalents transferred from/(to) assets held for sale	21	(11)	(23)	10	(23)
Effect of exchange rate changes on cash	17	(15)	(104)	2	(87)
Change in cash and cash equivalents	1,440	(92)	901	1,348	369

Free cash flow (C=A+B)	917	24	616	941	24

Appendix 1: Product shipments by region

(000'kt)	2Q 19	1Q 19	2Q 18	1H 19	1H 18
Flat	4,732	4,750	5,011	9,482	9,822
Long	873	721	969	1,594	1,890
NAFTA	5,438	5,319	5,803	10,757	11,362
Flat	1,563	1,699	1,494	3,262	2,894
Long	1,236	1,194	1,345	2,430	2,440
Brazil	2,785	2,880	2,831	5,665	5,314
Flat	8,824	8,647	7,553	17,471	15,257
Long	2,883	2,821	2,942	5,704	5,903
Europe	11,811	11,553	10,516	23,364	21,213
CIS	2,064	1,617	1,861	3,681	3,727
Africa	1,113	1,049	1,199	2,162	2,366
ACIS	3,182	2,662	3,057	5,844	6,086
Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures

(USDm)	2Q 19	1Q 19	2Q 18	1H 19	1H 18
NAFTA	144	182	110	326	270
Brazil	80	84	36	164	83
Europe	337	353	226	690	539
ACIS	115	137	117	252	234
Mining	125	115	119	240	226
Total	869	947	616	1,816	1,368
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capex.

Completed projects in most recent quarter

Segment	Site / unit	Project	Capacity / details	Actual completion
NAFTA	Indiana Harbor (US)	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	4Q 2018 (a)

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Forecasted completion
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 290kt over ingot route through yield increase	2019
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	2019
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2020(b)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables	2021(c)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2021(d)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(e)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold(e)
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(f)
a)
In support of the Company’s Action 2020 program, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling approximately $200 million including a new caster at No.3 steel shop (completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing. The full project scope was completed in 4Q 2018.

b)
On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late 4Q 2017 and is expected to be completed in 2020. Deep foundation essentially complete. Building erection ongoing. Working with EPC consortium on productivity improvements.

c)
Investment in ArcelorMittal Dofasco (Canada) to modernise the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. Engineering and equipment manufacturing is complete. Construction activities for coiler are on track. Runout table installation work originally scheduled for April 2019 will be effectively carried out during April 2020 shut down due to change in design and delay in manufacturing. The project is expected to be completed in 2021.

d)
In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanised capacity to serve the growing domestic market. The three-year ~$0.3 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology.

e)
Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.

f)
ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia is currently conducting detailed engineering following the feasibility study in order to be ready to progress to the next stage of the project. The investment case will be assessed in 2H 2019.

Appendix 3: Debt repayment schedule as of June 30, 2019

(USD billion)	2019	2020	2021	2022	2023	≥2024	Total
Bonds	—	1.8	1.3	1.5	0.6	3.3	8.5
Commercial paper	1.3	0.2	—	—	—	—	1.5
Other loans	0.6	1.0	0.7	0.5	0.4	0.6	3.8
Total gross debt	1.9	3.0	2.0	2.0	1.0	3.9	13.8

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018
Gross debt (excluding that held as part of the liabilities held for sale)	13,830	13,330	12,483
Gross debt held as part of the liabilities held for sale	—	96	77
Gross debt	13,830	13,426	12,560
Less:
Cash and cash equivalents	(3,656)	(2,246)	(2,354)
Cash and cash equivalents held as part of the assets held for sale	—	(21)	(10)
Net debt (including that held as part of the assets and the liabilities held for sale)	10,174	11,159	10,196

Net debt / LTM EBITDA	—	—	1.0

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EBITDA: operating income plus depreciation, impairment expenses and exceptional income/ (charges).
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items (income / (charges)): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex.
Gross debt: long-term debt, plus short-term debt and IFRS 16 liabilities impact (including that held as part of the liabilities held for sale).
Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
MT: refers to million metric tonnes
Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.
Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
Net debt: long-term debt, plus short-term debt and IFRS 16 liabilities impact less cash and cash equivalents (including those held as part of assets and liabilities held for sale).
Net debt/LTM EBITDA: refers to Net debt divided by last twelve months (LTM) EBITDA calculation.
Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighbouring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
PMI: refers to purchasing managers index (based on ArcelorMittal estimates)
Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Steel-only EBITDA: calculated as Group EBITDA less Mining segment EBITDA.
Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
YoY: refers to year-on-year.

Footnotes

1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company also presents the ratio of net debt to EBITDA for the twelve months ended December 31, 2018, which investors may find useful in understanding the company's ability to service its debt. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies.

2.
Health and safety performance inclusive of ArcelorMittal Italia and related facilities (“ArcelorMittal Italia”) (consolidated as from November 1, 2018) was 1.26x for 2Q 2019 and 1.14x for 1Q 2019. Health and safety figures excluding ArcelorMittal Italia were 0.68x for 2Q 2019 as compared to 0.66x for 1Q 2019. From 1Q 2019 onwards, the methodology and metrics used to calculate health and safety figures for ArcelorMittal Italia have been harmonized with those of ArcelorMittal.

3.
Management performed its quarterly analysis of impairment indicators, and a downward revision of cash flow projections for ArcelorMittal USA resulted from the weaker than anticipated operating environment in the US, including lower than expected steel prices, lower ASC and high raw material costs. Impairment charges for 2Q 2019 were $947 million related to the remedy asset sales for the ArcelorMittal Italia acquisition ($347 million) and impairment of the fixed assets of ArcelorMittal USA ($600 million) following a sharp decline in steel prices and high raw material costs. Impairment charges for 1H 2019 were $1.1 billion related to the remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and impairment of the fixed assets of ArcelorMittal USA ($0.6 billion) following a sharp decline in steel prices and high raw material costs.

4.
ArcelorMittal has applied IFRS 16 Leases as of January 1, 2019. Due to the transition option selected, the prior-period data has not been restated. IFRS 16 Leases provides a single lessee accounting model requiring lessees to recognize right-of-use assets and lease liabilities for all non-cancellable leases except for short-term leases and low value assets. The right-of-use assets are recognized as property, plant and equipment and measured on January 1, 2019 at an amount equal to the lease liability recognized as debt (short term $0.3 billion and long term $0.9 billion impact as of January 1, 2019) and measured on the basis of the net present value of remaining lease payments. On January 1, 2019 net debt increased accordingly by $1.2 billion following the adoption of IFRS 16 lease standard. The recognition of the lease expense in EBITDA for leases previously accounted for as operating leases is replaced by a depreciation expense related to the right-of-use assets and an interest expense reflecting the amortization of the lease liability. In addition, cash payments relating to the repayment of the principal amount of the lease liability are presented in the consolidated statements of cash flows as outflows from financing activities while lease payments for operating leases were previously recognized as outflows from operating activities.

5.
On April 20, 2018, following the approval by the Brazilian antitrust authority - CADE of the combination of ArcelorMittal Brasil’s and Votorantim’s long steel businesses in Brazil subject to the fulfilment of divestment commitments, ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense. The sale was completed early May 2018 to the Mexican Group Simec S.A.B. de CV. A second package of some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense was sold to the company Aço Verde do Brasil as part of CADE's conditional approval.

6.
In July 2018, as a result of a settlement process, the Company and the German Federal Cartel Office agreed to a €118 million ($146 million) fine to be paid by ArcelorMittal Commercial Long Deutschland GmbH ending an investigation that began in the first half of 2016 into antitrust violations concerning the ArcelorMittal entities that were under investigation. The payment was made in August 2018.

7.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
8.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options (i.e. the options to extend are in the first and second years, so at end 2019 and at end 2020). The facility replaced the $5,500,000,000 revolving credit facility agreement signed April 30, 2015 and amended December 21, 2016 and will be used for the general corporate purposes of the ArcelorMittal group. The facility gives ArcelorMittal considerably improved terms over the former facility, and extends the average maturity date by approximately three years. As of June 30, 2019, the $5.5 billion revolving credit facility was fully available.

9.
Assets and liabilities held for sale, as of June 30, 2019 are related to the carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale, as of March 31, 2019 and December 31, 2018, include the ArcelorMittal Italia remedy package assets (as previously disclosed in the 1Q 2018 earnings release), and the USA long product facilities at Steelton.

Second quarter 2019 earnings analyst conference call

ArcelorMittal will hold a conference call hosted by Mr. Lakshmi Mittal, Chairman and CEO and Aditya Mittal, President and CFO to discuss the three month and six-month period ended June 30, 2019 on: Thursday August 1, 2019 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	81958122#
US local:	1 86 6719 2729	+1 24 0645 0345	81958122#
France:	0800 914780	+33 1 7071 2916	81958122#
Germany:	0800 965 6288	+49 692 7134 0801	81958122#
Spain:	90 099 4930	+34 911 143436	81958122#
Luxembourg:	800 26908	+352 27 86 05 07	81958122#
A replay of the conference call will be available for one week by dialling: +49 (0) 1805 2047 088; Access code 2524123#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.